Exhibit 99.1

RDA Microelectronics Announces Third Quarter 2012 Financial Results

Revenue Grew 15.8% Quarter-Over-Quarter and 30.2% Year-Over-Year,
Driven by Share Gains in Baseband and WiFi Combo Chips for Low-Cost Smartphones

SHANGHAI, China, November 6, 2012— RDA Microelectronics (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless SoC and Radio Frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced its financial results for the third quarter ended September 30, 2012.

Third Quarter Financial Highlights (in US dollars):

•                  Revenue was $109.3 million, increasing 15.8% from the $94.4 million in the previous quarter and 30.2% from the $83.9 million in the third quarter of 2011.

•                  Gross margin was 31.1%, compared to 31.0% in the previous quarter and 34.9% in the third quarter of 2011.

•                  GAAP net income was $13.5 million, or $0.28 per diluted ADS, compared to $12.2 million, or $0.25 per diluted ADS, in the second quarter of 2012 and $15.7 million, or $0.34 per diluted ADS, in the third quarter of 2011.

•                  Non-GAAP net income was $16.7 million, or $0.35 per diluted ADS, compared to $15.2 million, or $0.32 per diluted ADS, in the previous quarter and $16.8 million, or $0.36 per diluted ADS, in the third quarter of 2011.

•                  The Company declared a special one-time cash dividend of US$0.20 per ordinary share, or US$1.20 per American depositary share (“ADS”) for a total amount of US$55.9 million.

For a reconciliation of non-GAAP financial measures, please refer to the tables included in this press release.

Third Quarter and Recent Business Highlights:

•                  Achieved volume shipments of DVB-S tuners to LG Innotek for TVs sold in Europe.

•                  Achieved volume shipments of SP3T switch for use in Samsung’s 2G handsets, reflecting the Company’s progress on expanding global Tier-one customer relationships.

•                  Shipped 1 million units of the recently launched RDA8851, the industry’s most integrated single-chip baseband SoC.

•                  Surpassed 1 million units shipped per month in September for the Company’s WiFi, Bluetooth and FM three-in-one combo chip.

•                  Began volume shipments of the RDA6815 low-band WCDMA Power Amplifier.

•                  Began volume shipments of the RDA5850 Bluetooth embedded controller for non-handset applications.

Commenting on the results, Vincent Tai, chairman and CEO of RDA Microelectronics, said, “Revenue grew 16% sequentially as a result of increased customer demand for our baseband products and WiFi combo chips. Baseband shipments continued to ramp quickly throughout the quarter. Shipment volumes exceeded 10 million units per month beginning in August due to strong adoption in the high volume GSM feature phone market. Our newly launched RDA8851, the most integrated and cost-effective 2G baseband available, reached 1 million units shipped in the third quarter. Due to rapidly growing demand for this product, we expect unit volumes to continue ramping as we capture additional market share. The RDA8851 is ideally suited for ultra-low cost handsets where growth rates are the highest in the 2G market, in particular for emerging markets outside of China. We are very pleased with our initial success at expanding our baseband customer base and expect to begin shipping to additional local Tier-one brands in China and the emerging markets in the fourth quarter.

“We are also increasing our participation in the fast growing smartphone market to expand RDA’s addressable market opportunities. During the quarter, our WiFi combo chips surpassed 1 million units shipped per month, and our current design win activity supports further volume growth. We are building on this base with new product development efforts to further expand our penetration of the smartphone market, including our highly anticipated 2.75G EDGE smartphone baseband product, which will be launched in early 2013. We are also securing design wins for our 3G PA solutions, while devoting resources for further development of multi-mode multi-band PAs, standalone and integrated GPS solutions and more advanced baseband chips for 3G handsets.

“Our strong financial results reflect our continued commitment to gaining market share in the 2G market and expanding our penetration of the low-cost smartphone market while investing aggressively in the development of highly integrated products for 3G and 4G.”

Third Quarter Operating Summary:

•                  Revenue was $109.3 million, compared to $94.4 million in the previous quarter and $83.9 million in the third quarter of 2011. The growth in revenue was mainly driven by market share gains for baseband and ramping shipments of the WiFi combo chip due to growth in the Chinese smartphone market.

•                  Gross margin was 31.1%, compared with 31.0% in the previous quarter and 34.9% in the third quarter of 2011. The sequential increase in gross margin reflected higher shipments of the WiFi combo chip as well as increasing shipments of the higher margin 8851 baseband product, offset by shipments of lower margin legacy baseband solutions. The decrease in gross margin over the prior year period was primarily due to the addition of baseband revenue with lower than consolidated average gross margin.

•                  R&D expenses were $16.0 million, compared to $12.5 million in the previous quarter and $9.6 million in the third quarter of 2011. The sequential increase in R&D expenses was mainly due to higher tape-out expenses for development of new products targeting the 3G/4G and smartphone market.

•                  SG&A expenses were $4.0 million, compared to $4.0 million in the previous quarter and $3.9 million in the prior year period.

•                  Non-GAAP net income was $16.7 million, compared to $15.2 million in the previous quarter and $16.8 million in the third quarter of 2011.

Balance Sheet and Cash Flow Summary as of September 30, 2012:

•                  Cash, cash equivalents and short-term investments were $167.0 million, compared to $159.0 million as of June 30, 2012. In the third quarter of 2012, the Company generated $10.8 million in cash from operations, compared to $20.0 million in the prior quarter. Not reflected in the third quarter cash balance is a one-time special cash dividend totaling $55.9 million that was announced on September 13, 2012 and paid on October 18, 2012.

•                  Accounts receivable increased to $28.2 million, compared to $21.5 million as of June 30, 2012, primarily due to the growth in business volumes. AR days decreased to 20 days from 22 days in the previous quarter.

•                  Inventory increased $13.9 million to $58.5 million from $44.6 million as of June 30, 2012. The increase of inventory was mainly due to an inventory build in advance of the National Day Chinese holiday and growth in baseband.

•                  Accounts payable was $55.8 million, compared to $54.0 million as of June 30, 2012.

Fourth Quarter 2012 Business Outlook:

For the fourth quarter of 2012, the Company expects revenue to be in the range of $100 million to $110 million, an increase of 21.4% to 33.6% year-over-year. The Company expects gross margins to be in the range of 31.1% to 32.1%.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. Eastern Time on November 6, 2012 (9:00 p.m. in China).

•                      For parties in the United States and Canada, please call 1-877-280-7280, conference code 37806505

•                      For parties in Hong Kong, please call 800933597, conference code 37806505

•                      Other International parties please call 1-678-825-8232, conference code 37806505

RDA Microelectronics will provide a live webcast of the conference call that will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com.The webcast will be archived on the website for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for ten days. To hear the replay, parties in the United States and Canada should call 1-855-859-2056 and enter pass code 37806505, International parties should call 1-404-537-3406 and enter the same pass code.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless SoC and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, RF front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses and amortization of acquired and licensed intangibles helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include share-based compensation expenses and amortization of acquired and licensed intangibles that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	September 30, 2011	June 30, 2012	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and
	per share data)
ASSETS
Current assets
Cash and cash equivalents	120,038	55,550	58,848
Short-term investments-time deposit	35,000	103,459	108,098
Accounts receivable	37,873	21,516	28,229
Inventories	37,278	44,561	58,486
Prepaid expenses and other current assets	3,321	6,524	10,011
Deferred tax assets	1	5	3
Total current assets	233,511	231,615	263,675

Non-current assets
Property, plant and equipment, Net	3,548	8,305	8,386
Intangible Assets	—	52,595	50,805
Goodwill	—	8,900	8,900
Other long-term assets	303	2,079	3,206
Investment	—	48	48
Deferred tax assets	11	—	—
Total assets	237,373	303,542	335,020

LIABILITIES
Current liabilities
Accounts payable	31,906	54,015	55,808
Accrued expenses and other current liabilities	23,929	19,266	24,739
Deferred revenue	14,806	6,623	16,536
Dividend payable	—	—	55,946
Total current liabilities	70,641	79,904	153,029

Deferred tax Liability	—	95	89

Total liabilities	70,641	79,999	153,118

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares	2,635	2,820	2,885
Additional paid-in capital	116,582	144,821	146,674
Recourse loans	—	(1,301)	(1,567)
Accumulated other comprehensive income	1,051	1,083	1,042
Treasury stock	—	(12,969)	(14,139)
Retained earnings	46,464	89,089	47,007
Total shareholders’ equity	166,732	223,543	181,902

Total liabilities and shareholders’ equity	237,373	303,542	335,020

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

		Quarter Ended
	September 30, 2011	June 30, 2012	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per
	share data)
Revenue	83,932	94,370	109,308
Cost of revenue	(54,632)	(65,088)	(75,307)
Gross profit	29,300	29,282	34,001
	34.91%	31.03%	31.11%
Operating expenses:
Research and development	(9,556)	(12,464)	(16,029)
Selling, general and administrative	(3,929)	(3,957)	(3,977)
Total operating expenses	(13,485)	(16,421)	(20,006)
Operating income	15,815	12,861	13,995
Other income:
Interest income	626	927	1,069
Other income(expense), net	834	(370)	(259)
Income before income taxes	17,275	13,418	14,805
Income tax expense	(1,561)	(1,204)	(1,328)
Net income	15,714	12,214	13,477

Earnings per ADS
- Basic	0.36	0.27	0.30
- Diluted	0.34	0.25	0.28

Weighted average ADS equivalent: [1]
- Basic	44,101,282	45,509,278	45,590,013
- Diluted	46,684,385	48,066,210	47,904,835

Share-based compensation was allocated in operating expenses as follows:
Research and development	499	333	446
Selling, general and administrative	576	358	518

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents six ordinary shares.

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Nine Months Ended
	September 30, 2011	September 30, 2012
	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	206,507	275,673
Cost of revenue	(135,858)	(186,524)
Gross profit	70,649	89,149
	0	0
Operating expenses:	—	—
Research and development	(24,042)	(36,757)
Selling, general and administrative	(10,176)	(11,126)
Total operating expenses	(34,218)	(47,883)
Operating income	36,431	41,266
Other income(expense):	—	—
Interest income	1,205	2,766
Other income (expense), net	975	(629)
Income before income taxes	38,611	43,403
Income tax expense	(3,541)	(3,862)
Net income	35,070	39,541

Earnings per ADS
- Basic	0.80	0.88
- Diluted	0.75	0.84

Weighted average ADS equivalent:
- Basic	43,910,649	44,755,348
- Diluted	46,674,131	47,220,854

Share-based compensation was allocated in operating expenses as follows:
Research and development	1,645	1,150
Selling, general and administrative	1,396	1,248

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended September 30, 2012
				(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	16,029	15%	446	2,265	2%	13,318	13%
Selling, general and administrative	3,977	3%	518	—	1%	3,459	2%
Total operating expenses
	20,006	18%	964	2,265	3%	16,777	15%
Operating income	13,995	13%	964	2,265	3%	17,223	16%
Net income	13,477	12%	964	2,265	3%	16,705	15%

Diluted earnings per ADS	0.28		0.02	0.05		0.35

Weighted average ADS-Diluted	47,904,835		47,904,835	47,904,835		47,904,835

	Quarter Ended June 30, 2012
				(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	12,464	13%	333	2,265	3%	9,866	10%
Selling, general and administrative	3,957	4%	358	—	0%	3,599	4%
Total operating expenses
	16,421	17%	691	2,265	3%	13,465	14%
Operating income	12,861	14%	691	2,265	3%	15,817	17%
Net income	12,214	13%	691	2,265	3%	15,170	16%

Diluted earnings per ADS	0.25		0.01	0.06		0.32

Weighted average ADS-Diluted	48,066,210		48,066,210	48,066,210		48,066,210

	Quarter Ended September 30, 2011
				(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	9,556	11%	499	—	1%	9,057	10%
Selling, general and administrative	3,929	5%	576	—	1%	3,353	4%
Total operating expenses
	13,486	16%	1,075	—	2%	12,410	14%
Operating income	15,815	19%	1,075	—	2%	16,890	21%
Net income	15,714	19%	1,075	—	2%	16,789	21%

Diluted earnings per ADS	0.34		0.02	—		0.36

Weighted average ADS outstanding-Diluted	46,684,385		46,684,385	46,684,385		46,684,385

	Nine Months Ended September 30, 2012
				(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	36,757	13%	1,150	5,010	2%	30,597	11%
Selling, general and administrative	11,126	4%	1,248	—	0%	9,878	4%
Total operating expenses
	47,883	17%	2,398	5,010	2%	40,475	15%
Operating income	41,266	15%	2,398	5,010	2%	48,673	17%
Net income	39,541	14%	2,398	5,010	2%	46,948	16%

Diluted earnings per ADS	0.84		0.05	0.11		1.00

Weighted average ADS outstanding-Diluted	47,220,854		47,220,854	47,220,854		47,220,854

	Nine Months Ended September 30, 2011
				(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	24,042	12%	1,645	—	1%	22,397	11%
Selling, general and administrative	10,176	5%	1,396	—	1%	8,780	4%
Total operating expenses
	34,218	17%	3,041	—	2%	31,177	15%
Operating income	36,431	18%	3,041	—	2%	39,472	20%
Net income	35,070	17%	3,041	—	2%	38,111	19%

Diluted earnings per ADS	0.75		0.07	—		0.82

Weighted average ADS outstanding-Diluted	46,674,131		46,674,131	46,674,131		46,674,131

Contacts:
Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
 +86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com